Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-172513
Calculation of Registration Fee

		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to Be Registered	Registered(1)	Per Unit	Offering Price	Fee(1)
Floating Rate Notes due 2013	$500,000,000	100.000%	$500,000,000	$58,050
Floating Rate Notes due 2014	$750,000,000	100.000%	$750,000,000	$87,075
0.700% Senior Unsecured Notes due 2013	$500,000,000	99.902%	$499,510,000	$57,994
1.200% Senior Unsecured Notes due 2014	$1,000,000,000	99.883%	$998,830,000	$115,965
2.150% Senior Unsecured Notes due 2016	$900,000,000	99.695%	$897,255,000	$104,172
3.550% Senior Unsecured Notes due 2021	$450,000,000	99.038%	$445,671,000	$51,743
4.850% Senior Unsecured Notes due 2041	$300,000,000	99.344%	$298,032,000	$34,602
Total:				$509,601

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

$500,000,000 Floating Rate Notes due 2013
$750,000,000 Floating Rate Notes due 2014
$500,000,000 0.70% Notes due 2013
$1,000,000,000 1.20% Notes due 2014
$900,000,000 2.15% Notes due 2016
$450,000,000 3.55% Notes due 2021
$300,000,000 4.85% Notes due 2041
Johnson & Johnson will pay interest semi-annually on the 0.70% Notes, the 1.20% Notes, the 2.15% Notes, the 3.55% Notes and the 4.85% Notes on May 15 and November 15 of each year. The first such payment will be made on November 15, 2011. Johnson & Johnson will pay interest quarterly on the Floating Rate Notes on February 15, May 15, August 15 and November 15 of each year. The first such payment will be made on August 15, 2011. The Notes will be issued in minimum denominations of $2,000 and additional increments of $1,000. Johnson & Johnson may redeem some or all of the 1.20% Notes, the 2.15% Notes, the 3.55% Notes and the 4.85% Notes at any time at the applicable redemption prices described in this Prospectus Supplement. The 0.70% Notes and the Floating Rate Notes may not be redeemed prior to maturity. Our principal office is located at One Johnson & Johnson Plaza, New Brunswick, NJ 08933. Our telephone number is (732) 524-0400.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this Prospectus Supplement or the attached Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Us,
	Public	Discount	Before Expenses

Per Floating Rate Note due 2013	100%	0.175%	99.825%

Total	$500,000,000	$875,000	$499,125,000

Per Floating Rate Note due 2014	100%	0.250%	99.750%

Total	$750,000,000	$1,875,000	$748,125,000

Per 0.70% Note	99.902%	0.175%	99.727%

Total	$499,510,000	$875,000	$498,635,000

Per 1.20% Note	99.883%	0.250%	99.633%

Total	$998,830,000	$2,500,000	$996,330,000

Per 2.15% Note	99.695%	0.350%	99.345%

Total	$897,255,000	$3,150,000	$894,105,000

Per 3.55% Note	99.038%	0.450%	98.588%

Total	$445,671,000	$2,025,000	$443,646,000

Per 4.85% Note	99.344%	0.875%	98.469%

Total	$298,032,000	$2,625,000	$295,407,000

We expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company, Euroclear or Clearstream, against payment on or about May 20, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBS
Citi	Deutsche Bank Securities	Goldman, Sachs & Co.

Senior Co-Managers

BNP PARIBAS	HSBC	Mitsubishi UFJ Securities	The Williams Capital Group, L.P.

Co-Managers

BBVA	RBC Capital Markets	Santander

May 18, 2011

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than its respective date.

Forward-Looking Statements

This Prospectus contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s expectations and projections. Risks and uncertainties include general industry conditions and competition, economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011. Copies of this Form 10-K, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or upon request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until we complete our offering of the Notes:

-	Annual report on Form 10-K for the fiscal year ended January 2, 2011;

-	Quarterly report on Form 10-Q for the quarter ended April 3, 2011; and

-	Current reports on Form 8-K filed on March 10, 2011, April 8, 2011, April 15, 2011, April 27, 2011, April 29, 2011 and May 2, 2011.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address.

Corporate Secretary’s Office
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-2455

Use of Proceeds

Johnson & Johnson intends to use the net proceeds of the offering of Notes to repay commercial paper borrowings and for other general corporate purposes. As of April 3, 2011, we had approximately $8.2 billion of commercial paper outstanding with a weighted average interest rate of 0.2463% and a weighted maturity of approximately 55.4 days.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges represents our historical ratio and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.

	Three Months	Fiscal Year Ended
	Ended April 3,	January 2,	January 3,	December 28,	December 30,	December 31,
	2011	2011	2010	2008	2007	2006

Ratio of Earnings to Fixed Charges	26.48	27.87	24.75	25.46	25.96	53.42

Description of the Notes

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under the heading “Description of Debt Securities” in the accompanying Prospectus, to which description reference is hereby made.

General

The Notes offered hereby will be our unsecured obligations and will be issued under an Indenture dated as of September 15, 1987, between us and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company which succeeded Harris Trust and Savings Bank), Chicago, Illinois, as trustee (the “Trustee”), as amended by a First Supplemental Indenture dated as of September 1, 1990 (the “Indenture”). The Floating Rate Notes due 2013 and the Floating Rate Notes due 2014 are collectively referred to herein as the “Floating Rate Notes.” The 0.70% Notes, the 1.20% Notes, the 2.15% Notes, the 3.55% Notes and the 4.85% Notes are collectively referred to herein as the “Fixed Rate Notes.”

The Floating Rate Notes due 2013 will mature on May 15, 2013, the Floating Rate Notes due 2014 will mature on May 15, 2014, the 0.70% Notes will mature on May 15, 2013, the 1.20% Notes will mature on May 15, 2014, the 2.15% Notes will mature on May 15, 2016, the 3.55% Notes will mature on May 15, 2021 and the 4.85% Notes will mature on May 15, 2041.

The Notes will be entitled to the benefits of our covenants described under the caption “Description of Debt Securities—Certain Covenants” in the accompanying Prospectus.

Notes will be issued in minimum denominations of $2,000 and additional increments of $1,000. The Notes do not have the benefit of a sinking fund.

Interest on the Fixed Rate Notes

The Fixed Rate Notes will bear interest from May 20, 2011, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on May 15 and November 15 of each year (each such date an “interest payment date” with respect to the Fixed Rate Notes), beginning November 15, 2011, to the beneficial owners of the Notes at the close of business on the applicable record date, which is the May 1 or November 1 next preceding such interest payment date. The 0.70% Notes will bear interest at the rate of 0.70% per annum, the 1.20% Notes will bear interest at the rate of 1.20% per annum, the 2.15% Notes will bear interest at a rate of 2.15% per annum, the 3.55% Notes will bear interest at a rate of 3.55% per annum and the 4.85% Notes will bear interest at the rate of 4.85% per annum. Interest on the Fixed Rate Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest on the Floating Rate Notes

The Floating Rate Notes will bear interest from May 20, 2011, or from the most recent interest payment date to which interest has been paid or provided for, payable quarterly on February 15, May 15, August 15 and November 15 of each year (each such date an “interest payment date” with respect to the Floating Rate Notes), beginning August 15, 2011, to the beneficial owners of the Notes at the close of business on the applicable record date, which is the February 1, May 1, August 1 or November 1 next preceding such interest payment date. Interest on the Floating Rate Notes will accrue from and including May 20, 2011, to, but excluding, the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from May 20, 2011, or from the most recent interest payment date to which interest has been paid or provided for, to the applicable interest payment date. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

The rate of interest on the Floating Rate Notes will be reset quarterly by the calculation agent (the “Calculation Agent”). The Calculation Agent will set the initial interest rate on the Floating Rate Notes on May 20, 2011, and reset the interest rate on each interest payment date, each of which is referred to as an “interest reset date”. For the Floating Rate Notes, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest interest reset date that occurs on or before that day. If any interest reset date would otherwise be a day that is not a London business day, the interest reset date will be postponed to the next day that is a London business day, except that, if that day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding London business day. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The Calculation Agent is The Bank of New York Mellon Trust Company, N.A., unless and until such time as a successor is appointed. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to U.S. dollar three-month LIBOR as determined on the interest determination date plus 0.00% in the case of the Floating Rate Notes due 2013 and 0.09% in the case of the Floating Rate Notes due 2014. The “interest determination date” for an interest period with respect to the Floating Rate Notes will be the second London business day preceding the interest reset date. Promptly upon determination, the Calculation Agent will inform the Trustee and us of the interest rate for the next interest period. If any interest determination date would fall on a day that is not a London business day, the interest determination date will be postponed to the next succeeding London business day, except that, if that day falls in the next succeeding calendar month, the interest determination date will be the immediately preceding London business day.

If an interest payment date, other than the maturity date, for the Floating Rate Notes falls on a day that is not a London business day, then such interest payment date will be postponed to the next day that is a London business day, except that, if that London business day falls in the next succeeding calendar month, then, unless it relates to interest payable at maturity, the interest payment date will be the immediately preceding London business day. If the maturity date of the Floating Rate Notes falls on a day that is not a London business day, then the related payment of principal and interest will be made on the next day that is a London business day with the same effect as if made on the date that the payment was first due, and no interest will accrue on the amount so payable for the period from the maturity date.

On any interest determination date, U.S. dollar three-month LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. “Reuters Page LIBOR01” means the display that appears on Reuters (or any successor service) on page LIBOR01 (or any page as may replace such page on such service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

If no offered rate appears on Reuters Page LIBOR01 on an interest determination date at approximately 11:00 a.m., London time, then the Calculation Agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the Calculation Agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the Calculation Agent will provide the interest rate in effect for such Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the Calculation Agent will (in the absence of manifest error) be final and binding on the holders, the Trustee and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Optional Redemption

We may redeem the 1.20% Notes, the 2.15% Notes, the 3.55% Notes and the 4.85% Notes at our option at any time, either in whole or in part, upon at least 30 days, but not more than 60 days, prior notice given by mail to the registered address of each Holder of the Notes to be redeemed. If we elect to redeem Notes, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to, but not including, the redemption date:

•	100% of the aggregate principal amount of the Notes to be redeemed on the redemption date; or

•	the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate (as defined below) plus 0.05%, in the case of the 1.20% Notes, 0.075%, in the case of the 2.15% Notes, 0.1%, in the case of the 3.55% Notes or 0.125%, in the case of the 4.85% Notes.

The following terms are relevant to the determination of the redemption price.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue. In determining this rate, we will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

‘‘Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

‘‘Independent Investment Banker” means J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or RBS Securities Inc. or their respective successors as may be appointed from time to time by us; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), we will substitute another primary treasury dealer.

‘‘Comparable Treasury Price” means, with respect to any redemption date, (1) the arithmetic average of four Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the arithmetic average of all Reference Treasury Dealer Quotations for such redemption date.

‘‘Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

‘‘Reference Treasury Dealer” means J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., and each of their respective successors and any other primary treasury dealers selected by us.

‘‘Remaining Scheduled Payments” means, with respect to any Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

A partial redemption of the Notes of a series may be effected by such method as the Trustee may deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the Notes or any integral multiple thereof) of the principal amount of Notes of such series of a denomination larger than the minimum authorized denomination for the Notes. If less than all of the Notes of such series are to be redeemed, the Notes of a series to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes of such series, or portions thereof, called for redemption. On or before the redemption date, we will deposit with the paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes of such series to be redeemed on that date.

The 0.70% Notes and the Floating Rate Notes may not be redeemed prior to maturity.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of any series of Notes, create and issue further notes equal in rank to any series of the Notes offered by this Prospectus Supplement in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the further notes or except for the first payment of interest following the issue date of the further notes). These further notes may be consolidated and form a single series with the applicable existing series of Notes and will have the same terms as to status, redemption or otherwise as that existing series of Notes.

Book-Entry System

The Notes of each series will be issued in fully registered form and will be represented by a global certificate or certificates (the “Global Security”) registered in the name of a nominee of The Depository Trust Company (“DTC” or the “Depositary”). The Global Securities representing the Notes of each series will be deposited with, or on behalf of, the Depositary. Investors may elect to hold interests in the Global Security through the Depositary, Clearstream Banking, Societe Anonyme, which we refer to as “Clearstream, Luxembourg”, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear”, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear, which we refer to in such capacities as the “U.S. Depositaries”. The Notes will not be exchangeable for certificates issued in definitive, registered form (“Certificated Notes”) at the option of the holder and, except as set forth below, will not otherwise be issuable in definitive form.

DTC has advised us and the underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct Participants” include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtc.org or www.dtcc.com.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers, which we refer to as “Clearstream, Luxembourg Customers”, and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Customers through electronic book-entry transfers between their accounts. Clearstream, Luxembourg provides to Clearstream, Luxembourg Customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream, Luxembourg Customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Clearstream, Luxembourg Customers in the United States are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Customer.

Distributions with respect to the Notes held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Customers in accordance with its rules and procedures, to the extent received by the U.S. Depositary of Clearstream, Luxembourg.

Euroclear advises that it was created in 1968 to hold securities for its participants, which we refer to as “Euroclear Participants”, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the “Euroclear Operator”, under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative”. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to collectively as the “Terms and Conditions”. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear further advises that investors that acquire, hold and transfer interests in the Notes, by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Security.

The Euroclear Operator advises that, under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear Participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear Participants credited with such interests in securities on the Euroclear Operator’s records, all Participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

The Euroclear Operator advises that, under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

Purchases of Notes under the DTC system must be made by or through Direct Participants. Upon the issuance by us of the Notes, DTC will credit, on its book-entry system, the respective principal amounts of the Notes to the accounts of Participants. The accounts to be credited shall be designated by the underwriters. The ownership interest of each actual purchaser of each Note (a “Beneficial Owner”) will be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the Notes are expected to be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except as set forth below. To facilitate subsequent transfers, all Notes deposited by Participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. will not effect any change in beneficial ownership. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, Euroclear or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream, Luxembourg and within Euroclear and between Clearstream, Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream, Luxembourg and Euroclear. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes among Clearstream, Luxembourg and Euroclear and DTC may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, Euroclear and DTC.

So long as the Depositary for the Global Security, or its nominee, is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Notes for all purposes under the Indenture. Except as provided below, Beneficial Owners of the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until it is exchanged in whole or in part for individual certificates evidencing the Notes represented thereby, the Global Security may not be transferred except as a whole by the Depositary for the Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

We expect that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to Notes. We have been advised that the Depositary’s usual procedure is to mail an omnibus proxy to us as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

Until the Notes are paid or payment thereof is duly provided for, we will, at all times, maintain a paying agent in The City of New York capable of performing the duties described herein to be performed by the Paying Agent. We have appointed the Trustee as Paying Agent. The office of the Paying Agent in The City of New York for all purposes relating to the Notes is located at the date hereof at 101 Barclay Street, New York, New York 10286.

Payments of principal of and interest, if any, on the Notes registered in the name of the Depositary or its nominee will be made by us through the Paying Agent to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security. Neither we, the Trustee, any Paying Agent nor the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised that the Depositary will credit the accounts of Direct Participants with payment in amounts proportionate to their respective holdings in principal amount of interest in the Global Security as shown on the records of the Depositary. We have been advised that the Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date unless the Depositary has reason to believe that it will not receive payment on such date. We expect that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers. Such payments will be the responsibility of such Participants.

If the Depositary with respect to the Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Notes represented by such Global Security. In addition, we may at any time and in our sole discretion determine not to use the Depositary’s book-entry system, and, in such event, we will issue Certificated Notes in exchange for the Notes represented by such Global Security.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg Customers and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream, Luxembourg Customers or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines, in European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering interests in the Notes to or receiving interests in the Notes from the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream, Luxembourg Customers and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of interests in the Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions involving interests in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg Customers or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the Notes by or through a Clearstream, Luxembourg Customer or a Euroclear Participant to a DTC participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the Notes among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certain U.S. Federal Income Tax Considerations

This section summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your Notes in the initial offering at the price set forth on the cover page and you hold your Notes as capital assets (that is, for investment purposes).

•	This discussion does not address all U.S. federal income tax considerations that may be relevant to you in light of your personal investment circumstances or to certain categories of investors that may be subject to special rules under U.S. federal tax law, such as:

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding the Notes as part of a hedge, straddle or conversion transaction or other integrated transaction;

•	U.S. Holders whose functional currency is not the U.S. dollar; or

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the Notes possibly with a retroactive effect.

•	The discussion does not cover any tax consequences arising under U.S. federal gift, estate or alternative minimum tax laws or the recently enacted Medicare contribution tax on unearned income, or under the laws of any state, local or foreign jurisdiction.

•	The discussion is based in part on our determination that there is no more than a remote likelihood that we would exercise our right to redeem the 1.20% Notes, the 2.15% Notes, the 3.55% Notes and the 4.85% Notes in circumstances where the amount that we would have to pay in redemption based on the sum of the present values of the remaining scheduled payments of interest and principal on the Notes exceeded the principal amount of the Notes, plus accrued interest thereon on the date of redemption. Our determination is binding on holders of the Notes unless a holder discloses to the Internal Revenue Service (“IRS”), in the manner required by applicable U.S. Treasury regulations, that the holder is taking a different position. It is possible that the IRS may take a different position regarding the remoteness of the likelihood of redemptions, in which case, if the position of the IRS were sustained, the timing, amount and character of income recognized with respect to a Note may be substantially different than described herein, and a holder may be required to recognize income significantly in excess of payments received and may be required to treat as interest income all or a portion of any gain recognized on a disposition of a Note.

•	We have not requested a ruling from the IRS on the tax consequences of owning and disposing of the Notes. As a result, the IRS could disagree with portions of this discussion.

IF YOU ARE CONSIDERING BUYING NOTES, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF HOLDING THE NOTES IN YOUR

PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder.” A “U.S. Holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation—or entity taxable as a corporation for U.S. federal income tax purposes—that was created or organized under U.S. law (federal or state);

•	an estate whose world-wide income is subject to U.S. federal income tax; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, we suggest that you consult your tax advisor.

Interest

•	If you are a cash method taxpayer (including most individual holders), you must report interest on the Notes as ordinary income when you receive it;

•	If you are an accrual method taxpayer, you must report interest on the Notes as ordinary income as it accrues.

Disposition of Notes

On your sale, exchange, redemption or other taxable disposition of your Note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the Note. Your tax basis in the Note is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the Note for more than one year. For an individual, the maximum U.S. federal income tax rate on long term capital gains is currently 15% (and is scheduled to increase to 20% as of January 1, 2013).

•	If you dispose of the Note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the Note but has not yet been paid by the date of disposition. That amount is treated as ordinary interest income as described above under “—Interest.”

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your Notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest on your Notes as well as on proceeds from sale or other disposition of the Notes, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold (currently, at a rate of 28% and scheduled to increase to 31% for payments made in 2013 and thereafter) in respect of all amounts payable to you on the Notes (including principal payments and sale proceeds). If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability or you may be entitled to a refund, provided that you timely furnish the required information to the IRS.

•	All individuals are subject to these requirements. Some holders, including tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A “Non-U.S. Holder” is a beneficial owner of a Note that is not a U.S. Holder. As stated above, if a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, we suggest that you consult your tax advisor.

Withholding Taxes

Subject to the discussion of backup withholding below, payments of interest on the Notes generally will not be subject to U.S. federal income tax or withholding tax if you meet one of the following requirements:

•	You provide a completed IRS Form W-8BEN (or applicable substitute form) to the bank, broker or other intermediary through which you hold your Notes. The IRS Form W-8BEN contains your name, address and a statement, certified under penalties of perjury, that you are the beneficial owner of the Notes and that you are not a U.S. Holder.

•	You hold your Note directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. Holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. withholding tax rules under specified procedures.

•	You are entitled to an exemption from U.S. withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must complete IRS Form W-8BEN (or applicable substitute form) and claim this exemption on the form.

•	The interest income on the Notes is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. withholding tax under a tax treaty. To claim this exemption, you must complete IRS Form W-8ECI (or applicable substitute form).

Even if you meet one of the above requirements, interest paid to you will be subject to U.S. withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from U.S. withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the Notes fails to comply with the procedures necessary to avoid U.S. withholding taxes on the Notes.

•	You own 10% or more of the voting stock of Johnson & Johnson, are a “controlled foreign corporation” related directly or indirectly to Johnson & Johnson through stock ownership, or are a bank making a loan in the ordinary course of its business. In these cases, you will be exempt from withholding taxes only if you are eligible for a treaty exemption or if the interest income is effectively connected with your conduct of a trade or business in the U.S. and you provide us or the intermediary through which you hold the Notes, prior to the payment of interest, with a properly executed IRS Form W-8ECI (or applicable substitute form) as discussed above.

The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of Non-U.S. Holders of Notes, including partnerships, trusts and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

Disposition of Notes

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you sell or otherwise dispose of a Note, you will not be subject to U.S. federal income tax or U.S. withholding tax on any gain realized on such disposition unless one of the following applies:

•	The gain is effectively connected with a trade or business that you conduct in the U.S. (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment).

•	You are an individual and you are present in the U.S. for at least 183 days during the taxable year in which you dispose of the Note, and certain other conditions are satisfied, in which case you will be subject to a flat 30% tax on your U.S.-sourced net gain, if any, from your sale or other disposition of capital assets during the taxable year (unless an applicable treaty provides an exemption or a reduced rate);

•	The gain represents accrued interest, in which case the rules for interest, as described above under “—Withholding Taxes,” would apply.

U.S. Trade or Business

If you hold your Note in connection with a trade or business that you are conducting in the U.S. (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment):

•	Any interest on the Note, and any gain from disposing of the Note, generally will be subject to U.S. federal income tax as if you were a U.S. Holder.

•	If you are a corporation for U.S. federal income tax purposes, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the Note. This tax rate is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

•	Interest payments you receive will be automatically exempt from the usual rules if you provide the tax certifications needed to avoid withholding tax on interest, as described above under “—Withholding Taxes”. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, interest payments made to you will generally be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale or other taxable disposition of your Notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding at the applicable rate may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file IRS Form W-8BEN or IRS Form W-8ECI to claim an exemption from information reporting and backup withholding. Backup withholding is not an additional tax and any amounts withheld from a payment to you under the backup withholding rules will be allowable as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you timely furnish the required information to the IRS. We suggest that you consult your tax advisor concerning the information reporting and backup withholding rules applicable to your particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

European Union Tax Reporting and Withholding

Directive 2003/48/EC (the “Directive”) of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under the Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state is required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either payor or payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual’s member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. EACH POTENTIAL INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO ITS PARTICULAR TAX CONSEQUENCES WITH RESPECT TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Underwriting

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. are acting as representatives (the “representatives”) of the underwriters named below. Pursuant to the terms and subject to the conditions in the underwriting agreement dated the date of this Prospectus Supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally and not jointly agreed to purchase, the principal amount of each series of Notes that appears opposite its name in the table below:

	Principal	Principal
	Amount	Amount
	of Floating	of Floating	Principal	Principal	Principal	Principal	Principal
	Rate Notes	Rate Notes	Amount of	Amount of	Amount of	Amount of	Amount of
Underwriter	due 2013	due 2014	0.70% Notes	1.20% Notes	2.15% Notes	3.55% Notes	4.85% Notes

J.P. Morgan Securities LLC	$67,500,000	$101,250,000	$67,500,000	$135,000,000	$121,500,000	$60,750,000	$40,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	67,500,000	101,250,000	67,500,000	135,000,000	121,500,000	60,750,000	40,500,000
RBS Securities Inc.	67,500,000	101,250,000	67,500,000	135,000,000	121,500,000	60,750,000	40,500,000
Citigroup Global Markets Inc.	67,500,000	101,250,000	67,500,000	135,000,000	121,500,000	60,750,000	40,500,000
Deutsche Bank Securities Inc.	67,500,000	101,250,000	67,500,000	135,000,000	121,500,000	60,750,000	40,500,000
Goldman, Sachs & Co.	67,500,000	101,250,000	67,500,000	135,000,000	121,500,000	60,750,000	40,500,000
BNP Paribas Securities Corp.	19,250,000	28,875,000	19,250,000	38,500,000	34,650,000	17,325,000	11,550,000
HSBC Securities (USA) Inc.	19,250,000	28,875,000	19,250,000	38,500,000	34,650,000	17,325,000	11,550,000
Mitsubishi UFJ Securities (USA), Inc.	19,250,000	28,875,000	19,250,000	38,500,000	34,650,000	17,325,000	11,550,000
The Williams Capital Group, L.P.	19,250,000	28,875,000	19,250,000	38,500,000	34,650,000	17,325,000	11,550,000
Banco Bilbao Vizcaya Argentaria, S.A.	6,000,000	9,000,000	6,000,000	12,000,000	10,800,000	5,400,000	3,600,000
RBC Capital Markets, LLC	6,000,000	9,000,000	6,000,000	12,000,000	10,800,000	5,400,000	3,600,000
Santander Investment Securities Inc.	6,000,000	9,000,000	6,000,000	12,000,000	10,800,000	5,400,000	3,600,000

Total	$500,000,000	$750,000,000	$500,000,000	$1,000,000,000	$900,000,000	$450,000,000	$300,000,000

Under the underwriting agreement, if the underwriters take any of the Notes, then the underwriters are obligated to take and pay for all of the Notes.

Each series of Notes represents a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in each series of Notes, but they are not obligated to do so. The underwriters may discontinue any market making in any series of Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market for any series of Notes will develop and be sustained, that you will be able to sell your Notes at a particular time or that the prices you receive when you sell your Notes will be favorable.

The underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.10% of the principal amount of the Floating Rate Notes due 2013, 0.15% of the principal amount of the Floating Rate Notes due 2014, 0.10% of the principal amount of the 0.70% Notes, 0.15% of the principal amount of the 1.20% Notes, 0.20% of the principal amount of the 2.15% Notes, 0.30% of the principal amount of the 3.55% Notes and 0.50% of the principal amount of the 4.85% Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.025% of the principal amount of the Floating Rate Notes due 2013, 0.025% of the principal amount of the Floating Rate Notes due 2014, 0.025% of the principal amount of the 0.70% Notes, 0.025% of the principal amount of the 1.20% Notes, 0.025% of the principal amount of the 2.15% Notes, 0.20% of the principal amount of the 3.55% Notes and 0.25% of the principal amount of the 4.85% Notes to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering price and other selling terms. The offering of the Notes by the underwriters is subject to receipt and acceptance of the Notes and subject to the underwriters’ right to reject any order in whole or in part.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of each series of Notes. Specifically, the underwriters may overallot in connection with this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the prices of any of the Notes.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Expenses associated with this offering, to be paid by us, are estimated to be $1,400,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in advisory, commercial banking and/or investment banking transactions with us and our affiliates. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or financial instruments, including the commercial paper to be repurchased with the proceeds of the offering of the Notes. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of our securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of Notes in the United States, or to nationals or residents of the United States (including its territories and possessions), through one or more SEC-registered broker-dealers in compliance with applicable securities laws and the rules of FINRA.

Offering Restrictions

The Notes are offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

Each of the underwriters has agreed that it will not offer, sell, or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations and which will not impose any obligations on the Company except as set forth in the underwriting agreement.

Holders may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which the Notes were purchased. These taxes and charges are in addition to the issue price set forth on the cover page.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in the Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any company which has two or more of (1) an average of over 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that it and each of its affiliates:

(a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of FSMA does not apply to the Company; and

(b) has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended January 2, 2011, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legal Matters

The legality of the Notes will be passed upon for the Company by James J. Bergin, an Assistant General Counsel of the Company. We also have been advised as to certain legal matters by Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York 10019. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. James J. Bergin is paid salary by us, participates in various employee benefit plans offered to our employees generally, and owns and has options to purchase shares of our Common Stock. Cravath, Swaine & Moore LLP has in the past performed, and continues to perform, legal services for us.

PROSPECTUS

DEBT SECURITIES AND WARRANTS

Johnson & Johnson may from time to time offer its debt securities and warrants to purchase debt securities. The terms of the debt securities and of the warrants will be described in an accompanying prospectus supplement, together with other terms and matters related to the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

The debt securities and warrants may be sold directly or through agents, underwriters or dealers.

The address of our principal executive offices is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933 and our telephone number at our principal executive offices is (732) 524-0400.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 28, 2011

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the debt securities and warrants described in this prospectus in one or more offerings. This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we issue debt securities or warrants, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering. The prospectus supplement may also add to, change or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described under “Where You Can Find More Information”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until we complete our offering of the debt securities and warrants; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual report on Form 10-K for the fiscal year ended January 2, 2011; and

•	All information in our proxy statement filed on March 17, 2010, to the extent incorporated by reference in our annual report on Form 10-K for the fiscal year ended January 3, 2010.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary’s Office
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-2455

JOHNSON & JOHNSON

Johnson & Johnson and its subsidiaries have approximately 114,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. Johnson & Johnson is a holding company, which has more than 250 operating companies conducting business in virtually all countries of the world. Johnson & Johnson’s primary focus has been on products related to human health and well-being.

The Company’s structure is based on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

Johnson & Johnson’s operating companies are organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics.

The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women’s health care fields, as well as nutritional and over-the-counter pharmaceutical products, and wellness and prevention platforms. The Baby Care franchise includes the JOHNSON’S® Baby line of products. Major brands in the Skin Care franchise include the AVEENO®; CLEAN & CLEAR®; JOHNSON’S® Adult; NEUTROGENA®; RoC®; LUBRIDERM®; DABAOtm; and Vendôme product lines. The Oral Care franchise includes the LISTERINE® and REACH® oral care lines of products. The Wound Care franchise includes BAND-AID® brand adhesive bandages and Neosporin® First Aid products. Major brands in the Women’s Health franchise are the CAREFREE® Pantiliners; o.b.® tampons and STAYFREE® sanitary protection products. The nutritional and over-the-counter lines include SPLENDA®, No Calorie Sweetener; the broad family of TYLENOL® acetaminophen products; SUDAFED® cold, flu and allergy products; ZYRTEC® allergy products; MOTRIN® IB ibuprofen products; and PEPCID® AC Acid Controller from Johnson & Johnson • Merck Consumer Pharmaceuticals Co. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world.

The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. Key products in the Pharmaceutical segment include: REMICADE® (infliximab), a treatment for a number of immune mediated inflammatory diseases; STELARA® (ustekinumab), a treatment for moderate to severe plaque psoriasis; SIMPONI® (golimumab), a treatment for adults with moderate to severe rheumatoid arthritis, psoriatic arthritis, and ankylosing spondylitis; VELCADE® (bortezomib), a treatment for multiple myeloma; PREZISTA® (darunavir) and INTELENCE® (etravirine), treatments for HIV/AIDS; NUCYNTA® (tapentadol), a treatment for moderate to severe acute pain; INVEGA® SUSTENNAtm (paliperidone palmitate), for the acute and maintenance treatment of schizophrenia in adults; RISPERDAL® CONSTA® (risperidone), a treatment for the management of Bipolar I Disorder and schizophrenia; PROCRIT® (Epoetin alfa, sold outside the U.S. as EPREX®), to stimulate red blood cell production; LEVAQUIN® (levofloxacin) for the treatment of bacterial infections; CONCERTA® (methylphenidate HC1), a treatment for attention deficit hyperactivity disorder; ACIPHEX®/PARIET®, a proton pump inhibitor co-marketed with Eisai Inc.; DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system, sold outside the U.S. as DUROGESIC®), a treatment for chronic pain that offers a novel delivery system.

The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers, used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Biosense Webster’s electrophysiology products; Cordis’ circulatory disease management products; DePuy’s orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon’s surgical care, aesthetics and women’s health products; Ethicon Endo-Surgery’s minimally invasive surgical products and advanced sterilization products; LifeScan’s blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics’ professional diagnostic products; and Vistakon’s disposable contact lenses. Distribution to these health care professional markets is done both directly and through surgical supply and other dealers.

Johnson & Johnson was incorporated in the State of New Jersey in 1887. The address of its principal executive offices is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the telephone number at that address is (732) 524-0400.

All references herein to “Johnson & Johnson”, “we”, “us”, or “the Company” include Johnson & Johnson and its subsidiaries, unless the context otherwise requires.

USE OF PROCEEDS

Unless the prospectus supplement indicates otherwise, the net proceeds to be received by Johnson & Johnson from sales of the debt securities and warrants and the exercise of warrants will be used for general corporate purposes, including working capital, capital expenditures, stock repurchase programs, repayment and refinancing of borrowings and acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the years indicated:

	Fiscal Year Ended,
	January 2,	January 3,	December 28,	December 30,	December 31,
	2011	2010	2008	2007	2006

Ratio of earnings to fixed charges(1)	27.87	24.75	25.46	25.96	53.42

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.

DESCRIPTION OF DEBT SECURITIES

The debt securities are to be issued under the Indenture dated as of September 15, 1987 between Johnson & Johnson and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company which succeeded Harris Trust and Savings Bank), Chicago, Illinois, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of September 1, 1990. The indenture is filed as an exhibit to the registration statement. Certain provisions of the indenture are referred to and summarized below. You should read the complete indenture for provisions that may be important to you.

General

An unlimited aggregate principal amount of debt securities can be issued under the indenture (Section 2.01).

Debt securities will be offered to the public on terms determined by market conditions at the time of sale. The debt securities may be issued in one or more series with the same or various maturities and may be sold at par or at an original issue discount. Debt securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates. The debt securities will be our unsecured obligations issued in fully registered form without coupons or in bearer form with coupons (Recital and Sections 2.01 and 9.01).

Refer to the prospectus supplement for the following terms to the extent they are applicable to the debt securities:

(a) designation, aggregate principal amount and denomination;

(b) date of maturity;

(c) currency or currencies for which debt securities may be purchased and currency or currencies in which principal and interest may be payable;

(d) if the currency for which debt securities may be purchased or in which principal and interest may be payable is at the purchaser’s election, the manner in which an election may be made;

(e) interest rate;

(f) the times at which interest will be payable;

(g) redemption date and redemption price;

(h) federal income tax consequences;

(i) whether debt securities are to be issued in book-entry form and, if so, the identity of the depository and information with respect to book-entry procedures; and

(j) other terms of the debt securities.

Certain Covenants

We will generally covenant not to create, assume or suffer to exist any lien on any Restricted Property (described below) to secure any debt of Johnson & Johnson, any subsidiary or any other person, or permit any subsidiary to do so, without securing the debt securities of any series having the benefit of the covenant by the same lien equally and ratably with the secured debt for so long as that debt shall be so secured. This covenant is subject to certain exceptions specified in the indenture. Exceptions include:

(a) existing liens or liens on facilities of corporations at the time they become subsidiaries;

(b) liens existing on facilities when acquired, or incurred to finance the purchase price, construction or improvement thereof;

(c) certain liens in favor of or required by contracts with governmental entities;

(d) liens securing debt of a subsidiary owed to Johnson & Johnson or another subsidiary;

(e) extensions, renewals or replacements in whole or part of any lien referred to in clauses (a) through (d); and

(f) liens otherwise prohibited by this covenant, securing indebtedness that, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by this covenant and the value of certain sale and leaseback transactions, does not exceed 10% of our consolidated net tangible assets (defined in the indenture as total assets less current liabilities and intangible assets) (Section 4.04).

We will also generally covenant not to, and not to permit any subsidiary to, enter into any sale and leaseback transaction covering any Restricted Property unless:

(a) we would be entitled under the provisions described above to incur debt equal to the value of the sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the debt securities, or

(b) we, during the six months following the effective date of the sale and leaseback transaction, apply an amount equal to the value of the sale and leaseback transaction to the voluntary retirement of long-term indebtedness or to the acquisition of Restricted Property (Section 4.04).

Because the covenants described above cover only manufacturing facilities in the continental United States, our manufacturing facilities in Puerto Rico (accounting for approximately 6% of our manufacturing facilities worldwide) are excluded from the operation of the covenants.

The indenture defines Restricted Property as:

(a) any manufacturing facility (or portion thereof) owned or leased by Johnson & Johnson or any subsidiary and located within the continental United States that, in the opinion of our Board of Directors, is of material importance to the business of Johnson & Johnson and its subsidiaries taken as a whole, but no such manufacturing facility (or portion thereof) shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 2% of Johnson & Johnson’s consolidated net tangible assets, or

(b) any shares of capital stock or indebtedness of any subsidiary owning a manufacturing facility described in (a) (Section 4.04).

There are currently no liens prohibited by the covenants described above on, or any sale and leaseback transactions prohibited by such covenants covering, any property that would qualify as Restricted Property. As a result, we do not keep records identifying which of our properties, if any, would qualify as Restricted Property. We will amend this prospectus to disclose, or disclose in a prospectus supplement, the existence of any lien on or any sale and leaseback transaction covering any Restricted Property, that would require us to secure the debt securities or apply certain amounts to retirement of indebtedness or acquisitions of property, as provided in the covenants.

The indenture contains no other restrictive covenants, including those that would afford holders of the debt securities protection in the event of a highly leveraged transaction involving Johnson & Johnson or any of its affiliates, or any covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders, current ratios or acquisitions and divestitures.

Amendment and Waiver

Other than amendments not adverse to holders of the debt securities, amendments of the indenture or the debt securities may be made with the consent of the holders of a majority in principal amount of the debt securities affected (acting as one class). Waivers of compliance with any provision of the indenture or the debt securities with respect to any series of debt securities may be made only with the consent of the holders of a majority in principal amount of the debt securities of that series. The consent of all holders of affected debt securities will be required to:

(a) make any debt security payable in a currency not specified or described in the debt security;

(b) change the stated maturity of any debt security;

(c) reduce the principal amount of any debt security;

(d) reduce the rate or change the time of payment of interest on any debt security;

(e) reduce the amount of debt securities whose holders must consent to an amendment or waiver; or

(f) impair the right to institute suit for the payment of principal of any debt security or interest on any debt security (Section 9.02).

The holders of a majority in aggregate principal amount of debt securities affected may waive any past default under the indenture and its consequences, except a default (1) in the payment of the principal of or interest on any debt securities, or (2) in respect of a provision that cannot be waived or amended without the consent of all holders of debt securities affected (Sections 6.04 and 9.02).

Events of Default

Events of Default with respect to any series of debt securities under the indenture will include:

(a) default in payment of any principal of that series;

(b) default in the payment of any installment of interest on such series and continuance of that default for a period of 30 days;

(c) default in the performance of any other covenant in the indenture or in the debt securities and continuance of the default for a period of 90 days after we receive notice of the default from the Trustee or the holders of at least 25% in principal amount of debt securities of the series; or

(d) certain events of bankruptcy, insolvency or reorganization in respect of Johnson & Johnson (Section 6.01).

The Trustee may withhold notice to the holders of a series of debt securities of any default (except in the payment of principal of or interest on the series of debt securities) if it considers withholding of notice to be in the interest of holders of the debt securities (Section 7.05). Not all Events of Default with respect to a particular series of debt securities issued under the indenture necessarily constitute Events of Default with respect to any other series of debt securities.

On the occurrence of an Event of Default with respect to a series of debt securities, the Trustee or the holders of at least 25% in principal amount of debt securities of that series then outstanding may declare the principal (or, in the case of debt securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 6.02).

Within 120 days after the end of each fiscal year, an officer of Johnson & Johnson must inform the Trustee whether he or she knows of any default, describing any default and the status thereof (Section 4.03). Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the direction of any holders of debt securities unless the Trustee shall have received a satisfactory indemnity (Section 7.01).

Defeasance of the Indenture and Debt Securities

The indenture provides that Johnson & Johnson at its option:

(a) will be discharged from all obligations in respect of the debt securities of a series (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or destroyed debt securities, maintain paying agencies and hold moneys for payment in trust), or

(b) need not comply with certain restrictive covenants of the indenture (including those described under “Certain Covenants”), in each case if we irrevocably deposit in trust with the Trustee money or eligible government obligations that through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory redemption payments) and interest on the debt securities of such series on the dates payments are due in accordance with the terms of such debt securities; provided no default or event of default with respect to such debt securities has occurred and is continuing on the date of such deposit.

Eligible government obligations are those backed by the full faith and credit of the government that issues the currency or foreign currency unit in which the debt securities are denominated. To exercise either option, we are required to deliver to the Trustee an opinion of nationally recognized independent tax counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities of the series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, the opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 8.01).

Global Securities

The debt securities of a series may be issued in the form of a global security that is deposited with and registered in the name of the depositary (or a nominee of the depositary) specified in the accompanying prospectus supplement. So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided in the indenture, owners of beneficial interests in debt securities represented by a global security will not:

(a) be entitled to have debt securities registered in their names;

(b) receive or be entitled to receive physical delivery of certificates representing debt securities in definitive form;

(c) be considered the owners or holders of debt securities under the indenture; or

(d) have any rights under the indenture with respect to the global security (Sections 2.06A and 2.13).

Unless and until it is exchanged in whole or in part for individual certificates evidencing the debt securities that it represents, a global security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or any nominee of the successor. We, in our sole discretion, may at any time determine that any series of debt securities issued or issuable in the form of a global security shall no longer be represented by a global security and the global security shall be exchanged for securities in definitive form pursuant to the indenture (Section 2.06A).

Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the global security to the accounts of participants. Ownership of interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interests of participants in the depositary), or by participants in the depositary or persons that may hold interests through such participants (with respect to persons other than participants in the depositary). Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants.

DESCRIPTION OF WARRANTS

Johnson & Johnson may issue warrants for the purchase of debt securities. Warrants may be issued independently or together with any debt securities offered by any prospectus supplement and may be attached to or separate from those debt securities. The warrants are to be issued under warrant agreements to be entered into between Johnson & Johnson and a bank or trust company, as warrant agent (the “Warrant Agent”), all as set forth in the prospectus supplement relating to the particular issue of warrants. The Warrant Agent will act solely as an agent of Johnson & Johnson in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Copies of the forms of warrant agreements, including the forms of warrant certificates representing the warrants, are filed as exhibits to the registration statement. Summaries of certain provisions of the warrant agreements and warrant certificates follow. You should read the complete provisions of the warrant agreements and the warrant certificates.

General

If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

(a) the offering price;

(b) the currency for which warrants may be purchased;

(c) the designation, aggregate principal amount, currency and terms of the debt securities purchasable upon exercise of the warrants;

(d) the designation and terms of the debt securities with which the warrants are issued and the number of warrants issued with each such debt security;

(e) the date after which the warrants and the related debt securities will be separately transferable;

(f) the principal amount of debt securities purchasable upon exercise of a warrant and the price at and currency in which that principal amount of debt securities may be purchased upon the exercise;

(g) the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

(h) federal income tax consequences;

(i) whether the warrants represented by the warrant certificates will be issued in registered or bearer form; and

(j) any other terms of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the debt securities purchasable upon exercise, including the right to receive payments of principal of or interest on the debt securities purchasable upon such exercise or to enforce covenants in the indenture.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement.

Exercise of Warrants

Each warrant will entitle the holder to purchase the principal amount of debt securities at the exercise price as shall in each case be described in the prospectus supplement relating to the warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the expiration date set forth in the prospectus supplement relating to those warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by Johnson & Johnson), unexercised warrants will become void.

Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the prospectus supplement of the amount required to purchase the debt securities purchasable upon exercise together with certain information set forth on the reverse side of the warrant certificate. Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of the warrant certificate evidencing exercised warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the debt securities purchasable upon such exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

PLAN OF DISTRIBUTION

We may sell the debt securities and warrants:

(a) directly to purchasers;

(b) through agents;

(c) to dealers, as principals; and

(d) through underwriters.

Offers to purchase debt securities and warrants may be solicited directly by Johnson & Johnson or by agents we designate from time to time. Any agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of the debt securities and warrants will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Agents will generally be acting on a best efforts basis.

If a dealer is utilized in the sale of the debt securities and warrants, we will sell debt securities and warrants to the dealer, as principal. The dealer may then resell debt securities and warrants to the public at varying prices to be determined by the dealer at the time of resale.

If an underwriter or underwriters are utilized in the sale of the debt securities and warrants, we will enter into an underwriting agreement with the underwriters at the time of sale to them. The names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities and warrants.

Agents, dealers or underwriters may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Johnson & Johnson may authorize underwriters or agents to solicit offers by certain institutions to purchase debt securities and warrants from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for amounts, payment and delivery as described in the prospectus supplement. Delayed delivery contracts may be entered into with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. A commission described in the prospectus supplement will be paid to underwriters and agents soliciting purchases of debt securities and warrants pursuant to contracts accepted by us. Contracts will not be subject to any conditions except that:

(a) the purchase by an institution of the debt securities and warrants covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

(b) we shall have sold and delivered to any underwriters named in the prospectus supplement that portion of the issue of debt securities and warrants as is set forth in the prospectus supplement. The underwriters and agents will not have any responsibility in respect of the validity or the performance of the contracts.

The place and time of delivery for the debt securities and warrants will be set forth in the prospectus supplement.

EXPERTS

The financial statements, management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) and the financial statement schedule incorporated in this prospectus by reference to the Johnson & Johnson Annual Report on Form 10-K for the fiscal year ended January 2, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

The legality of the debt securities and warrants will be passed upon for Johnson & Johnson by James J. Bergin, an Assistant General Counsel of Johnson & Johnson. Johnson & Johnson has also been advised as to certain legal matters by Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York 10019. James J. Bergin is paid a salary by Johnson & Johnson, participates in various employee benefit plans offered to Johnson & Johnson’s employees generally, and owns and has options to purchase shares of Common Stock of Johnson & Johnson.